SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13G


                 Under the Securities Exchange Act of 1934

                       (Amendment No. _____1_____)*


                     SHELLS SEAFOOD RESTAURANTS, INC.
                             (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE
                      (Title of Class of Securities)

                                822809 10 9
                              (CUSIP Number)



    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  822809 10 9

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

   Longview Partners, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)

                                                (b)


3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Longview Partners, L.P. is a partnership organized under the laws of the state of Delaware


                    5  SOLE VOTING POWER
   NUMBER OF
     SHARES            318,059 shares
  BENEFICIALLY
    OWNED BY        6  SHARED VOTING POWER
      EACH
    REPORTING          0 shares
     PERSON
      WITH
                    7  SOLE DISPOSITIVE POWER

                       318,059 shares

                    8  SHARED DISPOSITIVE POWER

                       0 shares

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    318,059 shares

10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    7.4%

12  TYPE OF REPORTING PERSON

    PN

Item 1(a)      NAME OF ISSUER:

               Shells Seafood Restaurants, Inc. (the "Company")

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               16313 North Dale Mabry Highway
               Suite 100
               Tampa, Florida 33618

Item 2(a)      NAME OF PERSON FILING:

               See Item 1 of the cover page attached hereto

Item 2(b)      Address of Principal Business Office, or if none, Residence:

               175 East 64th Street
               New York, New York  10021

Item 2(c)      CITIZENSHIP:

               See Item 4 of the cover page attached hereto

Item 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock, par value $.01 (the "Common Stock")

Item 2(e)      CUSIP NUMBER:

               822809 10 9

Item 3         Not Applicable


Item 4         OWNERSHIP:

               (a)  Amount Beneficially Owned:

               See Item 9 of the cover page attached hereto which includes 244,726 shares of Common Stock owned directly by the Reporting Person and warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable until September 19, 2000.


               (b)  Percent of Class:

               See Item 11 of the cover page attached hereto



               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:
                         See Row 5 of the cover page attached hereto which includes 244,726 shares of Common Stock owned directly by the Reporting Person and warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable until September 19, 2000.

                    (ii) shared power to vote or to direct the vote:

                         See Row 6 of the cover page

                    (iii)sole power to dispose or to direct the disposition
                         of:

                         See Row 7 of the cover page attached hereto which includes 244,726 shares of Common Stock owned directly by the Reporting Person and warrants to purchase 73,333 shares of Common Stock at an exercise price of $3.50 per share which are presently exercisable until September 19, 2000.

                    (iv) shared power to dispose or direct the disposition
                         of:

                         See Row 8 of the cover page


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
               PERSON:

               Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable

Item 9         NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable

Item 10        CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



                                   SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1998


                                   LONGVIEW PARTNERS, L.P.


                                   By:  /s/ SUSAN R. CHAPMAN
                                        Susan R. Chapman
                                        General Partner